SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2015

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

In addition to the Market Announcement of October 20th, 2014, we hereby inform our Shareholders and the market in general that the subsidiary Eletrosul Centrais Eletricas S / A ("Eletrosul"), received from the Superintendência de Fiscalização Econômica e Financeira (“SFF”), internal organ of the National Electric Energy Agency ("ANEEL"), the Audit Report No 071 / 2014 regarding the existing transmission assets held on May 31, 2000 which had not been amortized or depreciated at that time. In the mentioned report the SFF presented its first understanding of the value of the indemnity pursuant Article 15, paragraph 2 of Law No. 12,783/13, in which Eletrosul is entitled to receive, a estimated value of R$ 995 million, on date base of December 31, 2012.

However, additional information was requested, which will be attended by Eletrosul seeking recognition the value of R$ 1,061 million, constant in the Assessment Technical Report prepared by Delos Consultoria Ltda., an independent company hired by Eletrosul. It is important to clarify that in the Company's financial statements is registered the value of R$ 514 million.

The economic and financial effects on the Company and the recognition of their accounting effects of the indemnity in its financial statements will depend on the homologation of the final value by Aneel and the decision in relation to the monetary adjustment of the approved amount, between the base date and the date of approval by the Ministries of Mines and Energy and Finance.

 The Company will keep the market informed of the subject matter of this press release

Rio de Janeiro, January 12, 2014.

Armando Casado de Araújo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 12, 2015
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.